[LSB Financial Corp. Letterhead]

November 9, 2011
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: David Lyon
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:          LSB Financial Corp.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 0-25070

Dear Mr. Lyon:

We have received your letter dated November 2, 2011, detailing results of your office’s review of the supplemental response of LSB Financial Corp. (the “Company”) dated September 1, 2011, to your August 24, 2011 comment letter.  On behalf of the Company, below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

Form 10-K for the Fiscal Year Ended December 31, 2010

Lending Activities, page 6

1.
We note the interest rate risk described in the last sentence of your response to our prior comment number 2. If material, in future filings please quantify and describe the extent of your exposure to this situation on an aggregate basis. Please do this in the MD&A section, risk factor section, or elsewhere as appropriate.

Response: Pursuant to our discussions with you, we suggest that we simply delete the last sentence of our proposed response to your prior comment number 2 as the floors really do not negatively impact the Company.  Rather, they provide the Bank with a minimum level of interest on its loans containing such floors, providing the Bank protection in a low interest rate environment.

Legal Proceedings, page 32

2.
We note your proposed language about the supervisory agreement. Please revise this text to describe resulting, material changes in operations. For example, you say in the first full paragraph on page 5 that your company was required to revise its policy on concentrations of credit. Please disclose how this policy was changed, or advise. Consider also for each element of the agreement.

U.S. Securities and Exchange Commission
November 9, 2011

Response: While the Supervisory Agreement and MOU remain in effect, we intend to provide the following disclosure (as modified to reflect changes in conditions) regarding the Supervisory Agreement and MOU in the Legal Proceedings section of our next Form 10-Q and Form 10-K.  Thereafter, we intend to include in the Legal Proceedings section of our Forms 10-Q a brief description of the Supervisory Agreement and the MOU, a cross reference to the detailed discussion of the Supervisory Agreement and MOU in the most recent Form 10-K and updates to such disclosure as changes or other developments occur.  The italicized sentences indicate the changes made to the disclosure we proposed in our supplemental response dated September 1, 2011.

Effective August 31, 2010, the Bank executed an updated Supervisory Agreement (the “Supervisory Agreement”) with the Office of Thrift Supervision (“OTS”) and LSB Financial Corp.  (the “Company”) entered into a Memorandum of Understanding (the “MOU”) with the OTS under which the Bank and the Company have agreed to take a number of actions within specified timeframes to address concerns identified by the OTS in connection with its 2010 examination of the Bank.  These agreements replace the prior Memorandum of Understanding and Supervisory Agreement between the Bank and the OTS.  As a result of the Dodd-Frank Act, from and after July 21, 2011, the Bank is being supervised by the OCC and the Company is being supervised by the Federal Reserve.  As a result, the OCC will now enforce the Bank’s Supervisory Agreement and the Federal Reserve will enforce the MOU.  The Supervisory Agreement and the MOU will remain in effect until terminated, modified or superseded by the OCC or Federal Reserve, respectively.

The updated Supervisory Agreement eliminates certain requirements satisfied in the Bank’s prior agreement with the OTS.

Under the Supervisory Agreement, by September 30, 2010, the Bank’s board of directors was required to provide to the OTS written workout plans for each adversely classified asset or group of classified assets to any one borrower or loan relationship of $500,000 or greater.  The Bank must also present quarterly status reports to the OCC (formerly, the OTS).  The Bank timely submitted the required workout plans and has provided, and will continue to provide, the quarterly written asset status reports as required.  The Bank believes it is in compliance with this provision of the Supervisory Agreement, and that these plans are a useful tool in monitoring the progress of its workouts of classified assets.

The Bank’s board of directors was also required to revise its policy on concentrations of credit and, in the event the revised limits are lower, adopt a plan to bring the Bank into compliance with the revised policy.  The Bank’s board must also, on a quarterly basis, review the Bank’s compliance with the revised policy and the appropriateness of its concentration limits given current economic conditions and the Bank’s capital position.  On September 20, 2010, the Bank’s board of directors approved a revised Concentrations of Credit Policy and Reduction Plan and continues to review the policy and compliance therewith on a quarterly basis.  The Bank believes it is in compliance with these provisions of the Supervisory Agreement, and that

U.S. Securities and Exchange Commission
November 9, 2011

its concentrations in the area of 1-4 family non-owner occupied rental properties have been reduced as a result of these actions.

The Bank was also required to revise its policies and procedures related to the establishment and maintenance of its allowance for loan losses and submit the revised policy to the Regional Director of the OTS for review and comment.  However, the Supervisory Agreement does not require an additional provision for loan loss reserves.  The Bank revised its allowance for loan losses policy on September 21, 2010.  On June 20, 2011, the Bank’s board of directors further revised the policy to add clarification with respect to the requirement for outside appraisals.  As a result of these actions, the Bank now obtains appraisals performed by a state-certified appraiser on all higher risk transactions.  The Bank believes that it is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement also required the Bank to revise its written internal asset review and classification program.  The Bank revised its internal asset review and classification program policy on September 21, 2010.  The Bank’s board of directors has also approved establishment of an asset review committee that will review any loan rating changes.  As a result of these actions, the Bank believes it has improved its loan classification process and its identification of troubled debt restructurings and nonaccrual loans.  The Bank believes that it is in compliance with this provision of the Supervisory Agreement.

The Bank was required to submit to the OTS an updated business plan for the period beginning January 1, 2011 through December 31, 2012.  The Bank submitted a three-year Business Plan to the OTS by October 31, 2010 which sets forth minimum capital goals of 8 percent and 12 percent for Tier 1 (Core) and risk-based capital, respectively.  The Plan outlines strategies that will be employed to boost earnings and preserve capital, and includes pro-forma financial projections and budget assumptions.  Any material modifications to the Business Plan must receive prior, written non-objection of the OCC (formerly the OTS).  By December 31, 2011, and each December 31st thereafter while the Supervisory Agreement remains in effect, the Business Plan must be updated and submitted to the OCC (formerly the OTS).  The OTS Regional Director notified the Bank on July 14, 2011 that the Plan was acceptable and should be implemented immediately.  The Bank has implemented the Business Plan and there have been no material modifications to the Business Plan since submission.  The Bank believes it is in compliance with this provision of the Supervisory Agreement, except to the extent not yet applicable.  The Bank believes that these actions relating to its Business Plan have improved its budgeting process.

The Bank’s board of directors is also required to review written quarterly variance reports on the Bank’s compliance with the Business Plan.  A copy of each variance report is to be provided to the OCC (formerly the OTS) within five (5) days after review by the board.  A budget variance report explaining the reasons for material variances from original projections is submitted to the Bank’s board of directors within 45 days of the quarter end.  The board discusses the impact of noted variances and determines whether or note corrective action is

U.S. Securities and Exchange Commission
November 9, 2011

required.  The Bank believes it is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement requires prior written non-objection of the OCC (formerly the OTS) of the declaration or payment of dividends or other capital distributions by the Bank.  The Bank has not declared or paid dividends, nor has it made any other capital distribution to the Company without the required prior approval.  The Bank’s last approved dividend to the Company was paid in July, 2011.  It does not anticipate needing any further approvals of Bank dividends before the end of the year.  The Bank is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement places restrictions on the Bank with respect to certain operating activities, requiring prior notice to the OTS of changes in directors and senior executive officers and prior written non-objection from the OTS with respect to senior executive officer or director compensation, material third party service provider contracts, and asset growth over certain levels until the approval of the Bank’s Business Plan.  Asset growth resulting from lending activities has not exceeded interest credited since third quarter 2010 (the quarter in which the Supervisory Agreement was executed).  No payments covered by the Supervisory Agreement’s restriction on “golden parachute payments” as defined in 12 CFR § 359.1(f) have been made or requested since the effective date of the Supervisory Agreement.  Director Thomas Parent is the only new addition to the board or executive management since the effective date of the Supervisory Agreement and his appointment complied with the requirements of the Supervisory Agreement.  The Bank believes it is in compliance with these provisions of the Supervisory Agreement.

Under the MOU, the Company was required to submit to the OTS by October 31, 2010, a capital plan for enhancing the consolidated capital of the Company for the period January 1, 2011 through December 31, 2012.  The capital plan is to be updated each year during which the MOU is effective.  On July 14, 2011, the OTS notified the Company that certain revisions to the capital plan primarily relating to consolidated capital ratios and consolidated financial statements of the Company were needed.  The Company has requested clarification from the Federal Reserve regarding the requested information and has submitted a response on August 30, 2011 explaining a labeling correction that the Company believes will address the concerns noted by the OTS.

The MOU also requires prior written non-objection of the Federal Reserve (formerly the OTS) of the declaration or payment of dividends or other capital distributions by the Company and of any Company debt not in the ordinary course (including loans, cumulative preferred stock and subordinated debt) unless such debt is contemplated by the capital plan.  The Company does not now hold any such debt.  The Company believes it is in compliance with the provisions of the MOU.  The Company suspended dividends to its shareholders starting with the third quarter of 2010 and its Board of Directors periodically evaluates whether to resume the payment of any

U.S. Securities and Exchange Commission
November 9, 2011

such dividends.  Any resumption of dividends would require the prior approval of the Federal Reserve.

Proxy Statement

Executive Compensation, page 10

3.
Regarding your response to prior comment number 5, please note that the definition of “executive officer” as applied to Item 402(m)(2) encompasses employees with management duties who might not ordinarily be considered “executive officers.” See Instruction 2 to Item 402(m)(2). Please revise or advise us supplementally in greater detail.

Response: Rule 3b-7 (as elaborated upon in Instruction 2 to Item 402(m)(2)) requires executive officers of either the registrant or its subsidiaries to be in charge of a principal business unit, division or function or to perform policy making functions.  The Company has no individuals other than Mr. Williams and Ms. David who would meet that definition.  Nonetheless, we understand that the SEC construes the summary compensation table to require inclusion of compensation exceeding $100,000 of persons who are not executive officers within that definition.  As a result, we intend to add our highest paid non-executive officer to the summary compensation table and related tables in next year’s proxy statement.

*   *   *   *   *

On behalf of the Company, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
November 9, 2011

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (765) 429-2850, or our outside counsel, Claudia V. Swhier, at (317) 231-7231.

Sincerely,

/s/ Mary Jo David
Mary Jo David
Vice President/CFO

cc:	Randolph F. Williams
Claudia V. Swhier, Esq.